Contact

www.linkedin.com/in/shari-friedman-36ba8313 (LinkedIn)
www.ifc.org/wps/wcm/connect/topics_ext_content/ifc_external_corporate_site/climate+business/news/climatebiz_podcast (Other)

Top Skills

Climate Change
Policy Analysis
Policy

Shari Friedman

Managing Director, Climate and Sustainability at Eurasia Group
Takoma Park, Maryland, United States

Summary

25 years of leadership in sustainability, including commercial banking, private equity, policy, carbon markets, and negotiations. Experience across sectors, including clean energy, energy efficiency, sustainable apparel, manufacturing, transportation, forestry and agriculture. Work with diverse perspectives to build sustainable practices inside complex companies and organizations.

Specific expertise includes: corporate strategy, program development, climate change policy, strategic external positioning, environmental private equity, socially responsible investment (SRI), and fundraising.

Experience

Eurasia Group

Managing Director, Climate and Sustainability
July 2021 - Present (2 years 11 months)
Washington, DC

IFC - International Finance Corporation

10 years 9 months

Founder and Host, ClimateBiz Podcast
September 2018 - Present (5 years 9 months)

Launched and host IFC's first external podcast, ClimateBiz, which explores innovations and trends in low-carbon and resilient business. Oversee programming and episodes. Manage staff, budget, and fundraising. ClimateBiz has received two corporate awards since its launch in 2018.

Senior Strategy Officer, Climate Change
September 2013 - Present (10 years 9 months)
2121 Pennsylvania Ave, NW, Washington, DC 20433

Define and coordinate the corporation's strategy around climate investing. Launched IFC's first corporate climate strategy and implementation that led

to doubling the share of climate-related investments from 15% of IFC's total business in 2013 to over 33% in 2019.

Position IFC externally as a global leader in sustainability. Represent IFC on public panels and corporate leadership groups such as World Economic Forum Climate Leaders and the UN Fashion Charter on Climate Action.

Manager and Global Head (Acting), Climate Strategy and Business
January 2021 - July 2021 (7 months)

Manage team of climate industry technical experts who are responsible for identifying strategic business opportunities in climate sectors and supporting investment teams in business development, technical appraisals, and portfolio management. Sectors include renewable energy, energy storage, green hydrogen, carbon capture, distributed renewables, green urban solutions, and green buildings. Raise funds for market transformation activities and programs.

ASF Associates
President
2002 - January 2013 (11 years)

Provide strategic and technical insight to businesses, NGOs and government on climate change, energy, clean air, socially responsible investment, and environmental business development. Clients include:
• Calvert Social Investments.
• Bipartisan Policy Center
• Avoided Deforestation Partners (under contract with David Gardiner & Associates).
• Recycled Energy Development.
• SmartFuel, Inc.
• Environmental Protection Agency.
• CLASP
Also serve as pro-bono judge for William James Foundation's annual business plan competition.   Evaluate start-up companies that reduce greenhouse gas (GHG) emissions.

Environmental Enterprises Assistance Fund
Director of Capitalizatoin
January 2001 - September 2002 (1 year 9 months)
Arlington, VA

Raise private capital and organizational funding for EEAF, a private equity fund manager for environmental businesses in developing countries. Restructured debt from EEAF's direct investment portfolio. Conducted portfolio analysis, developed strategy, wrote proposals and participated in investor negotiations. Obtained $1 million in debt forgiveness in addition to other concessions, such as term extensions and principal payment deferments.

Developed plan for new investment vehicle, including target donors, likely markets and deal profiles. Quantified and marketed carbon credits from EEAF's solar PV fund. Managed fundraising staff.

US Environmental Protection Agency (EPA)
5 years 7 months

Member of US Negotiating Team to Kyoto Protocol
February 1998 - January 2001 (3 years)
Washington, DC

Technical lead for two project-based trading mechanisms within the Kyoto Protocol, the Clean Development Mechanism (CDM) and Joint Implementation. Led U.S. efforts to develop protocols and quantification methods for the CDM, including additionality and baseline methods. Member of U.S. delegation at bilateral and multilateral negotiations. Participated in policy-setting meetings at EPA, the Department of State and the White House.

Senior Policy Analyst
January 1996 - February 1998 (2 years 2 months)
Washington DC

Managed EPA's analysis of the effect of domestic GHG policies on key industries. Analyzed international competitiveness for energy-intensive industries under carbon caps. Estimated employment increase from industries such as energy equipment manufacturers and renewable energy companies. Examined measures to mitigate negative impacts and ensure compliance with international obligations such as the World Trade Organization. Awarded EPA's Gold Medal for Exceptional Service in 1997 for domestic policy analysis.

Policy Analyst
July 1995 - February 1997 (1 year 8 months)
Washington, DC

Analyst, State and Local Climate Change Outreach Program. Managed state greenhouse gas inventories. Managed EPA's participation in designing a New Jersey bank for early GHG emission reductions, which included participation of businesses, NGOs and various government agencies. Developed methods to calculate GHG reductions for State and Local Program projects for the U.S.

report to the United Nations Framework Convention on Climate Change. Led cross-agency review of grants.

Fundacion Solar
Climate Change Consultant
2000 - 2000 (less than a year)
Guatemala City, Guatemala

• Rotation from EPA to test CDM baseline methods. Created portfolio of GHG emissions baselines for Guatemalan electricity projects. Presented comparison of scenarios to the Guatemalan government and as a case study to the U.S. government.

• Worked with Guatemalan geothermal project to develop proposals for sale of carbon reductions. Helped prepare project developer for meetings with carbon fund managers.

• Analyzed the role of small renewables in the CDM, including the implications of project bundling for small countries' participation in the CDM. Participated in rural PV electrification installations.

Independent Consultant
x
1989 - 1991 (2 years)

Consultant for non-profit organizations and projects, including:

• Energy Foundation. Provided organizational support during start up.

• Institute for Global Communications. Co-Director of information dissemination service during the Persian Gulf War.

• San Francisco-Leningrad Ecological Arts Collaboration. Assistant Director for environmental art exhibits in the U.S. and Russia.

• 3220 Gallery. Assistant Director. Managed daily operations. Assisted members with fund-raising strategies and materials.

Education

Georgetown University McCourt School of Public Policy
MPP, Public Policy

Tufts University

BA, Political Science, Music